Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com



June 26, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Texas.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, or ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D also does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

American Financial Exchange, LLC because such the were not affiliates of the Exchange during the year ended December 31, 2024.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

   25000236

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Corporate Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/25   NYSE Arca, Inc.
      (MM/DD/YY)   (Name of applicant)

By: _____   Martha Redding, Corporate Secretary
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this 26th day of June , 2025 by _____
                                         (Month)   (Year)   (Notary Public)

My Commission expires November 27, 2028 County of Westchester   State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024
November 27, 2028

4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2025

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

The Certificate of Incorporation, By-laws, and additional information regarding NYSE Arca, Inc. are publicly available on the Exchange's website at https://www.nyse.com/regulation/governing-documents-related-information-nms-plans. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Rule interpretations are publicly available on the Exchange's website at https://www.nyse.com/regulation/rule-interpretations. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Arca, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, and ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and American Financial Exchange, LLC because such entities were not an affiliate of the Exchange during the year ended December 31, 2024.



Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,019
Current assets		2,019
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		597
Noncurrent assets		3,756
Total assets	$	5,775
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		180
Current liabilities		180
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		154
Noncurrent liabilities		154
Total liabilities	$	334
EQUITY:		
Retained earnings		5,441
Total equity		5,441
Total liabilities and equity	$	5,775

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Fixed Income Data Services	10
Total Revenue	10
Technology and communications	3
Amortization and depreciation	358
Operating expenses	361
Operating income	(351)
Income tax benefit	(94)
Net income	$ (257)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS

Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Data & Analytics, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash	$	1
Accounts receivable, net of allowance		24,958
Prepaid expenses and other current assets		98,429
Current assets		123,388

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	17,573
Accumulated depreciation	(3,134)
Property and equipment, net	14,439

NON-CURRENT ASSETS:

Deferred contract costs	5,595
Other non-current assets	5,053
Other non-current assets	10,648
Assets	148,475

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	5,436
Accrued salaries and benefits	5,813
Other Current Liabilities	(217)
Related Party Payable	94
Deferred revenue	13,479
Current liabilities	24,605

NON-CURRENT LIABILITIES:

Deferred revenue - long term	9
Non-current liabilities	9
Liabilities	24,614

SHAREHOLDERS EQUITY:

Additional paid-in capital		(69,380)
Retained earnings		193,241
Equity		123,861
Total liabilities and equity	$	148,475

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Data & Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	170,871
Total revenue		**170,871**
Compensation and benefits		51,412
M&A		(193)
Technology and communication		47,897
Rent and occupancy		573
Selling, general and administrative		9,599
Depreciation and amortization		8,897
Affiliate expense		26,985
Operating expenses		**145,170**
Operating income		**25,701**
Other income, net		(3)
Other income, net		**(3)**
Net income		**25,698**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 89
	Due from affiliates	23,815
	Income tax receivable	163,318
	Current assets	187,222
NON-CURRENT ASSETS:		
	Deferred tax assets	1,627
	Other non-current assets	1,627
	Assets	188,849
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Other current liabilities	-
	Current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	188,360
	Retained earnings	(329)
	Accumulated other comprehensive income	818
	Equity	188,849
	Total liabilities and equity	$ 188,849

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		-
Selling, general and administrative		93
Operating expenses		**93**
Operating loss		**(93)**
Interest expense		2
Other expense, net		**2**
Pre-tax net loss		**(95)**
Income tax expense		139
Net loss		**(234)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Other current assets	$ -
Current assets	-
Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates	1
Current liabilities	1
Liabilities	1

SHAREHOLDERS EQUITY:

Additional paid-in capital	-
Retained earnings	(1)
Equity	(1)
Total liabilities and equity	$ -

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		-
Selling, general and administrative		-
Operating expenses		0
Operating loss		0
Net loss before equity earnings		-
Equity Earnings in Subsidiaries		0
Net income		0

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Goverment Solutions, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets	$	1
Current assets		1
Assets		1
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Member capital		1
Equity		1
Total liabilities and equity	$	1

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:			
	Income tax receivable	$	112,913
	Current assets		112,913
PLANT PROPERTY AND EQUIPMENT:			
	Property and equipment		1,128,500
	Accumulated depreciation		(158,980)
	Property and equipment, net		969,520
NON-CURRENT ASSETS:			
	Goodwill		9,404,172
	Other intangibles, net		3,410,646
	Other non-current assets		12,814,818
	Assets		13,897,251
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Income tax payable		7,503
	Current liabilities		7,503
NON-CURRENT LIABILITIES:			
	Deferred tax liabilities - non-current		1,129,212
	Non-current liabilities		1,129,212
	Liabilities		1,136,715
SHAREHOLDERS EQUITY:			
	Contributed capital		11,584,655
	Retained earnings		1,175,881
	Equity		12,760,536
	Total liabilities and equity	$	13,897,251

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		-
Compensation and benefits		13,730
M&A		3,463
Depreciation and amortization		426,568
Operating expenses		**443,761**
Operating loss		**(443,761)**
Pre-tax net loss		**(443,761)**
Income tax benefit		233,490
Net loss		**(210,271)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight InfoServ, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:			
	Cash and cash equivalents	$	1,973
	Due from affiliates		(28)
	Current assets		1,945
PLANT PROPERTY AND EQUIPMENT:			
	Property and equipment		174
	Accumulated depreciation		(43)
	Property and equipment, net		131
NON-CURRENT ASSETS:			
	Other non-current assets		1,025,694
	Deferred tax assets		122,056
	Other non-current assets		1,147,750
	Assets		1,149,826
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Accounts payable and accrued liabilities		57,424
	Other Current Liabilities		76
	Income Tax Payable		78,850
	Current liabilities		136,350
NON-CURRENT LIABILITIES:			
	Other non-current liabilities		42,618
	Long Term Debt		2,339
	Non-current liabilities		44,957
	Liabilities		181,307
SHAREHOLDERS EQUITY:			
	Additional paid-in capital		1,434,763
	Retained deficit		(465,854)
	Accumulated other comprehensive income		(390)
	Equity		968,519
	Total liabilities and equity	$	1,149,826

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight InfoServ, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Professional services	4
M&A	7,000
Rent and occupancy	1
Selling, general and administrative	490
Depreciation and amortization	33
Operating expenses	**7,528**
Operating loss	**(7,528)**
Interest income	(2,723)
Affiliate interest income	42,047
Interest expense	(12,745)
Other income, net	(257,488)
Other income, net	**(230,909)**
Pre-tax net loss	**(238,437)**
Income tax expense	72,563
Net loss	**(311,000)**

.
Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight IP Holding Company, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Other current assets	$	1
Current assets		1
Assets		1

LIABILITIES and EQUITY:

SHAREHOLDERS EQUITY:

Member capital		1
Equity		1
Total liabilities and equity	$	1

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Black Knight Servicing Technologies, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	538
Accounts receivable, net of allowance		109,646
Prepaid expenses and other current assets		59,125
Current assets		169,309

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		173,087
Accumulated depreciation		(33,090)
Property and equipment, net		139,997

NON-CURRENT ASSETS:

Other non-current assets		11,054
Deferred contract costs		19,911
Other non-current assets		30,965
Assets		340,271

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		8,379
Accrued salaries and benefits		13,376
Other Current Liabilities		21,731
Deferred revenue		20,552
Current liabilities		64,038

NON-CURRENT LIABILITIES:

Other non-current liabilities		2,519
Deferred revenue - long term		9,716
Non-current liabilities		12,235
Liabilities		76,273

SHAREHOLDERS EQUITY:

Additional paid-in capital		(660,480)
Retained earnings		924,478
Equity		263,998
Total liabilities and equity	$	340,271

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Servicing Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	848,437
Affiliate Revenue		33,400
Total revenue		**881,837**
Compensation and benefits		266,468
Technology and communication		75,455
Rent and occupancy		11,999
Selling, general and administrative		24,655
Depreciation and amortization		24,063
Operating expenses		**402,640**
Operating income		**479,197**
Interest income		-
Other income, net		-
Net income		**479,197**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Technologies, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	$	(1,509)
Prepaid expenses and other current assets		107,789
Other current assets		19,504
Current assets		125,784

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,821
Accumulated depreciation	(1,792)
Property and equipment, net	3,029

NON-CURRENT ASSETS:

Other intangibles, net	(2)
Other non-current assets	1,716
Deferred contract costs	906
Other non-current assets	2,620
Assets	131,433

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	11,692
Deferred revenue	2,379
Current liabilities	14,071

NON-CURRENT LIABILITIES:

Other non-current liabilities	2,179
Deferred revenue - long term	271
Non-current liabilities	2,450
Liabilities	16,521

SHAREHOLDERS EQUITY:

Additional paid-in capital		2,384,798
Retained deficit		(2,269,458)
Accumulated other comprehensive income		(428)
Equity		114,912
Total liabilities and equity	$	131,433

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	45,155
Total revenue		**45,155**
Compensation and benefits		71,030
M&A		37,422
Technology and communication		14,956
Rent and occupancy		(222)
Selling, general and administrative		27,406
Depreciation and amortization		6,025
Affiliate expense		8,997
Operating expenses		**165,614**
Operating loss		**(120,459)**
Interest income		-
Interest expense		(64)
Other income, net		158,098
Other income, net		**158,034**
Net income		**37,575**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		(1)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	135
Current assets		135
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	$	**5,537**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		(28)
Current liabilities		(28)
Total liabilities		**(28.00)**
EQUITY:		
Contributed capital		29,106
Retained deficit		(23,541)
Equity		**5,565**
Total liabilities and equity	$	**5,537**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	236
Operating revenues		**236**
OPERATING EXPENSES:		
Compensation and benefits		188
Professional services		1
Rent and occupancy		14
Technology and communication		3
Selling, general and administrative		14
Operating expenses		**220**
Net income	$	16

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	49
Prepaid Expenses and Other Current Assets		5
Income tax receivable		3
Due from affiliates, net		687
Current assets		744

OTHER NON-CURRENT ASSETS

Investment in subsidiary	33,332
Other non-current assets	33,332

Total assets	$	34,076

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current	5,111
Non-current liabilities	5,111

Total liabilities	5,111

EQUITY:

Contributed capital	1,950
Retained earnings	22,988
Accumulated other comprehensive income	4,027
Equity	28,965

Total liabilities and equity	$	34,076

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general & administration		25
Operating expenses		25
Operating loss		(25)
OTHER EXPENSE:		
Other expense		0
Pre-tax net loss		(25)
Income tax benefit		1,176
Net income	$	1,151

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	-
Current assets		-

OTHER NON-CURRENT ASSETS

Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	$	2,529

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	-
Current liabilities		-
Total liabilities		-

EQUITY:

Retained earnings		2,529
Member Equity		2,529
Total Liabilities and Member Equity	$	2,529

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES and EQUITY

MEMBER EQUITY:

Member capital		1
Total equity		1
Total liabilities and equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Closing Technology & Services, Inc
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7
Accounts Receivable, Net of Allowance		306
Current Assets		313
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset	$	35
		35
OTHER NONCURRENT ASSETS:		
Goodwill		4,281
Other Intangibles Net		2,720
Other Non Current Assets		6
Deferred Income Tax Asset Non Current		1,447
Other non-current assets		8,454
Assets	$	8,802
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	561
Accrued Salaries and Benefits	$	29
Due to affiliate, net		245
Current liabilities		835
Liabilities		835
EQUITY:		
Retained earnings		7,967
Total Equity		7,967
Total Liabilities and Equity	$	8,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Closing Technology & Services, Inc
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Closting Solutions	$	2,656
Total revenue		2,656
Expenses:		
Professional services		2,316
Technology and communication		225
Rent and occupancy		57
Selling, general and administrative		70
Depreciation and amortization		480
Operating expenses		3,148
Operating loss		(492)
Intercompany interest expense		(6)
Other income		(6)
Pre-tax net loss		(498)
Income tax benefit		585
Net Income	$	87

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1

Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents		$	781
Prepaid expenses and other current assets			1
Income tax receivable			44
	Current assets		826

PROPERTY AND EQUIPMENT

Property and equipment cost		1,287
Accumulated depreciation		(1,286)
	Property and equipement, net	1

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent		1,020
Other noncurrent assets		1
	Other non-current assets	1,021
	Assets	1,848

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits		130
Due to affiliates, net		2,745
	Current liabilities	2,875

SHAREHOLDERS EQUITY:

Contributed capital		688
Retained deficit		(1,715)
	Equity	(1,027)
	Total liabilities and equity	$ 1,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Affiliate income		$ 921
Total revenue		**921**
Compensation and benefits		796
Technology and communication		1
Rent and Other Occupancy		113
Selling, general and administrative		5
Depreciation and amortization		2
Operating expenses		**917**
Operating income		**4**
Other income, net		-
Other income, net		**-**
Pre-tax net income		**4**
Income tax expense		4
Net income		**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:			
	Cash and cash equivalents	$	3,573
	Prepaid expenses and other current assets		64
	Current income tax receivable		415
	Due from affilates, net		162
	Current assets		4,214
PLANT PROPERTY AND EQUIPMENT:			
	Property and equipment cost		42,114
	Accumulated depreciation		(32,950)
	Property and equipment, net		9,164
OTHER NON-CURRENT ASSETS:			
	Goodwill		358,772
	Other noncurrent assets		600
	Other non-current assets		359,372
	Assets		372,750
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Accounts payable and accrued liabilities		48
	Accrued salaries and benefits		7,728
	Current liabilities		7,776
NON-CURRENT LIABILITIES:			
	Deferred tax liabilities - noncurrent		39,586
	Other Non Current Liabilities		49
	Non-current liabilities		39,635
	Liabilities		47,411
EQUITY:			
	Additional Paid in Capital		47,807
	Contributed capital		404,872
	Retained deficit		(129,033)
	Accumulated other comprehensive income		1,693
	Equity		325,339
	Total liabilities and equity	$	372,750

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Affiliate revenue	33,087
Total revenue	33,087
Compensation and benefits	27,676
Professional services	200
Technology and communications	226
Rent and other occupancy	2,333
Selling, general & administration	771
Amortization & depreciation expense	6,271
Service & license fees to affiliate	4,876
Operating expenses	42,353
Operating loss	(9,266)
Interest income	274
Interest income from affiliates	2,997
Other income, net	80
Other income, net	3,351
Pre-tax net loss	(5,915)
Income tax expense	1,335
Net loss	$ (7,250)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	2,908
Accounts receivable, net of allowance		1,158
Due from affiliates, net		93,146
Assets	$	97,212

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	6
Current liabilities		6
Liabilities		6
Contributed capital		90,241
Retained earnings		6,965
Equity	$	97,206
Total liabilities and equity	$	97,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	3,394
Total revenue		3,394
Selling, general & administration		(44)
Affiliate expense		791
Operating expenses		747
Operating income		2,647
Other income, net		(105)
Pre-tax net income		2,542
Net income	$	2,542

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Income Tax Receivable		2
Due from affiliates, net		7,979
	Current Assets	7,981

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent		$	518
	Other noncurrent assets		518
	Assets	$	8,499

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		-
	Current liabilities	-

EQUITY:

Contributed Capital			202,833
Retained deficit			(194,916)
Accumulated other comprehensive income			582
	Equity		8,499
	Total liabilities and equity	$	8,499

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Other income, net		301
Pre-tax net income		301
Income tax expense		282
Net income	$	19

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



DCFB LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1

Total Member Equity $ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		216
Income Tax Receivable		103
Due from affliliate, net		1,932
Current assets		2,251
NON-CURRENT ASSETS:		
Deferred Tax Asset		83
Non-current assets		83
Total assets	$	**2,334**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		50
Accrued salaries and benefits		285
Current liabilities		**335**
EQUITY:		
Contributed capital		1,663
Retained earnings		336
Equity		**1,999**
Total liability and equity	$	**2,334**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		570
Operating expenses		**570**
Pre-tax net loss		(570)
Income tax benefit		(179)
Net Loss	$	**(391)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

OTHER NON-CURRENT ASSETS:

Operating Lease Right of Use Asset		969
Property and Equipment		13,455
Accumulated depreciation		(5,000)
Other Non Current Assets		13
Non-current assets		9,437
Total assets		**9,437**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued payable and Accrued Liabilities	$	36
Other Current Liabilities		64
Due to affilates, net		2,246
Current liabilities		2,346

NON CURRENT LIABILITIES:

Other Non current liabilities	$	926
Non Current liabilities		926

EQUITY:

Member capital		6,165
Equity		6,165
Total liabilities and equity	$	**9,437**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	7
Amortization and Depreciation	722
Operating expenses	729
Operating loss	(729)
Pre-tax net loss	(729)
Income tax expense	0
Net loss	$ (729)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost		144,457
Accumulated depreciation		(81,471)
Property and equipment, net		62,986

NON-CURRENT ASSETS

Other non-current assets		138
Non-current assets		138
Total assets	$	63,124

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	788
Due to affiliate, net		18,915
Current liabilities		19,703
Total liabilities		19,703

EQUITY:

Contributed capital		37,776
Retained earnings		5,645
Equity		43,421
Total liabilities and equity	$	63,124

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

OPERATING EXPENSES:

Professional Services	841
Rent and other occupancy	4,028
Selling, general and administrative	2,603
Amortization and depreciation expense	6,614
Operating expenses	**14,086**
Net loss	$ (14,086)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$ 931
Income Tax receivable	25
Prepaid expenses and other current assets	167
Current assets	**1,123**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	1,778
Accumulated depreciation	(1,486)
Property and equipment, net	**292**

NON-CURRENT ASSETS:

Goodwill	1,126
Deferred tax assets - noncurrent	515
Other non-current assets	**1,641**
Assets	**3,056**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	139
Accrued salaries and benefits	308
Due to affiliates, net	22,053
Current liabilities	**22,500**
Liabilities	**22,500**

SHAREHOLDERS EQUITY:

Contributed capital	589
Retained deficit	(20,033)
Equity	**(19,444)**
Total liabilities and equity	**$ 3,056**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	-
Total revenue		**0**
Compensation and benefits		1,537
Technology and communication		831
Rent and occupancy		57
Selling, general and administrative		6
Depreciation and amortization		115
Affiliate expense		323
Operating expenses		**2,869**
Operating loss		**(2,869)**
Other income (expense), net		73
Other expense, net		**73**
Pre-tax net loss		**(2,796)**
Income tax benefit		697
Net loss		**(2,099)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Due from affiliate, net		$ 338
	Current assets	338
	Assets	338

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		-
	Current liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		338
	Equity	338
	Total liabilities and equity	$ 338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC

Balance Sheet

As of December 31, 2024

(Unaudited)

(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	192,681
Cash - clearing member deposits		27,154,779
Accounts receivable, net of allowance		9,557
Restricted Cash		100,400
Prepaid expenses and other current assets		18,319
Current Assets		27,475,736

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	73,259
Accumulated depreciation	(58,346)
Property and equipment, net	14,913

OTHER NONCURRENT ASSETS:

Restricted cash long term	50,000
Other noncurrent assets	50,000

Assets	$	27,540,649

LIABILITIES and MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	94,120
Accrued salaries and benefits		5,525
Due from affiliates, net		8,550
Margin deposits and guaranty funds		27,154,779
Deferred revenue		3,914
Current liabilities		27,266,888

NONCURRENT LIABILITIES:

Other Non Current Liabilities	0
Noncurrent liabilities	0

Liabilities	27,266,888

EQUITY:

Contributed capital	126,800
Retained earnings	146,961
Total equity	273,761

Total liabilities and equity	$	27,540,649



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	324,894
Fixed Income Data Services		415
Affiliate revenue		421
Total Revenue		325,730
Expenses:		
Compensation and benefits		18,373
Professional services		1,919
Mergers and Acquisitions		571
Technology and communication		7,036
Rent and occupancy		1,131
Selling, general and administrative		12,119
Depreciation and amortization		10,140
Service and license fees to affiliates		46,186
Operating Expenses		97,475
Operating Income		228,255
Other income, net		6,631
Pre-Tax Net Income		234,886
Income tax expense		-
Net Income	$	234,886

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	56,801
Margin deposits and guaranty funds	7,728,995
Restricted Cash	113,700
Accounts receivable, net of allowance	42,045
Current income tax receivable	202
Prepaid expenses and other current assets	2,454
Current assets	7,944,197

Other non-current assets:

Restricted Cash LT	75,187
Deferred tax asset - noncurrent	6,816
Other non-current assets	82,003

Total assets	8,026,200

Current liabilities:

Accounts payable and accrued liabilities	29,874
Accrued salaries and benefits	2,489
Margin deposits and guaranty funds	7,728,995
Deferred Revenue	1,550
Due to affiliates, net	43,527
Current liabilities	7,806,435

NONCURRENT LIABILITIES:

Other noncurrent liabilities	26,334
Noncurrent Liabilities	26,334

Total liabilities	7,832,769

Equity:

Contributed capital	71,808
Retained earnings	121,623
Total equity	193,431

Total liabilities and equity	8,026,200

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	315,390
Other revenues		35,544
Service and license fees for affiliates		1,514
Total revenues		352,448
Expenses:		
Compensation and benefits		11,584
Professional services		1,674
Technology and communication		1,260
Rent and occupancy		873
Selling, general and adminstrative		3,171
Service and license fees to affiliates		60,966
Operating expenses		79,528
Operating income		272,920
Other income, net		12,357
Interest expense to affiliates		(1,275)
Other income, net		11,082
Pre-tax net income		284,002
Income tax expense		63,073
Net income	$	220,929

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS		
Due from affiliate, net		62
Income Tax Receivable		2
		64
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		998
Accumulated depreciation		(998)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	$	4,840
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,100)
Equity		4,840
Total liabilities and equity	$	4,840

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2024
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Amortization & depreciation expense	0
Operating expenses	**0**
Other Income net	**3**
Pre-tax net Income	**3**
Income tax expense	
Net Income	**$ 3**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net	2,709
Prepaid expenses and other current assets	212
Income tax receivable	14
Due from affiliates, net	9,798
Current assets	12,733

Property and equipment:

Property and equipment cost	71,856
Accumulated depreciation	(55,402)
Property and equipment, net	16,454

Other non-current assets:

Other noncurrent assets	76
Other non-current assets	76

Total assets	$ 29,263

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	63
Accrued salaries and benefits	4,668
Deferred revenue	28
Current liabilities	4,759

Non-current liabilities:

Other noncurrent liabilities	3,320
Non-current liabilities	3,320

Total liabilities	8,079

Equity:

Contributed capital	11,620
Retained earnings	9,564
Total equity	21,184

Total liabilities and equity	$ 29,263

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	27,053
Affiliate revenue		15
Total revenues		27,068
Expenses:		
Compensation and benefits		11,339
Professional services		67
Technology and communication		1,252
Rent and occupancy		764
Selling, general and administrative		86
Depreciation and amortization		11,032
Operating expenses		24,540
Operating income		2,528
Other income, net		(3)
Pre-tax net income		2,525
Income tax expense		-
Net income	$	2,525


ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net	14,936
Income tax receivable	4
Due from affiliates, net	29,070
Prepaid expenses and other current assets	412
Current assets	44,422

Property and equipment:

Property and equipment cost	26,714
Accumulated depreciation	(18,911)
Property and equipment, net	7,803

Other non-current assets:

Other noncurrent assets	353
Deferred tax assets- non-current	5,556
Other non-current assets	5,909

Total assets	$	58,134

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	3,266
Accrued salaries and benefits	6,463
Current liabilities	9,729

Non-current liabilities:

Other noncurrent liabilities	168
Non-current liabilities	168

Total liabilities	9,897

Equity:

Contributed capital	12,809
Retained earnings	35,428
Total equity	48,237

Total liabilities and equity	$	58,134



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	29
Data services fees, net		88,406
Total revenues		88,435
Expenses:		
Compensation and benefits		31,423
Professional services		(13)
Technology and communication		19,950
Rent and occupancy		1,308
Selling, general and administrative		1,552
Depreciation and amortization		3,622
Affiliate expense		16,548
Operating expenses		74,390
Operating income		14,045
Other income, net		533
Other income, net		533
Pre-tax net income		14,578
Income tax expense		4,073
Net income	$	10,505



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 16
Accounts receivable, net	22,083
Prepaid expenses and other current assets	304
Due from affiliate, net	16,935
Current Income Tax Receivable	14
Current assets	**39,352**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	78,859
Accumulated depreciation	(61,108)
Property and equipment, net	**17,751**

OTHER NON-CURRENT ASSETS:

Goodwill	306,722
Other intangibles, net	1,310
Other non-current assets	55
Deferred Income Tax Asset Non Current	5,065
Other non-current assets	**313,152**
Total assets	**$ 370,255**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$ 1,345
Accrued salaries and benefits	261
Deferred revenue	36,611
Current liabilities	**38,217**

NON-CURRENT LIABILITIES:

Other non-current liabilities	962
Non-current liabilities	**962**
Total liabilities	**39,179**

EQUITY:

Additional paid-in-capital	25,653
Retained earnings	305,423
Total equity	**331,076**
Total Liabilities and equity	**$ 370,255**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	77,884
Affiliate revenue		26
Total revenue		**77,910**
Compensation and benefits		1,776
Professional services		226
Technology and communication		9,486
Rent and occupancy		170
Selling, general and administrative		(351)
Depreciation and amortization		12,098
Affiliate expense		41,931
Operating expenses		**65,336**
Operating income		**12,574**
Other expense, net		580
Other income, net		**580**
Pre-tax net income		**13,154**
Income tax expense		6,277
Net income		**6,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,079
Accounts receivable, net of allowance		41,198
Due from affiliates, net		204,565
Income Tax Receivable		25
Prepaid expenses and other current assets		1,698
Current assets		248,565

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	28,244
Accumulated depreciation	(20,297)
Property and equipment, net	7,947

NON-CURRENT ASSETS:

Goodwill	90,895
Other intangibles, net	11,487
Other non-current assets	102,382
Assets	358,894

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	2,366
Accrued salaries and benefits	4,043
Deferred revenue	17
Current liabilities	6,426

NON-CURRENT ASSETS:

Other non-current liabilities	86
Liabilities	6,512

SHAREHOLDERS EQUITY:

Additional paid in capital		10,041
Retained earnings		342,341
Equity		352,382
Total liabilities and equity	$	358,894

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	136,449
Affiliate revenues		2,510
Total revenue		**138,959**
Compensation and benefits		14,011
Professional services		111
Mergers and acquisitions		92
Technology and communication		11,087
Rent and Other Occupancy		731
Selling, general and administrative		311
Depreciation and amortization		5,999
Affiliate expenses		4,552
Operating expenses		**36,894**
Operating income		**102,065**
Affiliate interest income		9,261
Other income		12
Other income, net		**9,273**
Pre-tax net income		**111,338**
Income tax expense		16
Net income		**111,322**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and Cash Equivalents	(21)
Accounts Receivable, net	15,955
Prepaid Expenses and Other Current Assets	59
Due from affiliates, net	124,776
Income Tax Receivable	2
Current Assets	140,771
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	79
Accumulated depreciation	(79)
Property and equipment net	-
OTHER NONCURRENT ASSETS:	
Goodwill	78,302
Other Intangibles, net	113
Other non-current assets	2
Deferred tax asset - noncurrent	
Other Noncurrent Assets	78,417
Total assets	$ 219,188
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	788
Accrued salaries and benefits	1,773
Income taxes payable	-
Due to affiliates	-
Deferred Revenue	3,166
Current Liabilities	5,727
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	2,462
Other non-current liablities	10
Non-current Liabilities	2,472
Total liabilities	8,199
EQUITY:	
Retained Earnings	122,434
Contributed Capital	88,555
Equity	210,989
Total liabilities and equity	$ 219,188

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



REVENUES:	
Market data revenue	64,373
Revenue from affiliate, net	1,712
Operating Revenues	**66,085**
OPERATING EXPENSES:	
Compensation and benefits	10,341
Professional services	216
Technology and communication	2,787
Rent and occupancy	669
Selling, general & administrative	583
Depreciation & amortization expense	100
Intercompany expense	3,754
Operating expenses	**18,450**
OTHER INCOME:	
Other income	**5**
Pre-tax net income	**47,640**
Income tax expense	11,277
Net income	**$ 36,363**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	115
Accounts receivable, net of allowance	150,473
Prepaid expenses and other current assets	7,796
Income tax receivable	25
Due from affiliates, net	1,706,402
Current assets	1,864,811

Property and equipment:

Property and equipment cost	28,263
Accumulated depreciation	(26,998)
Property and equipment, net	1,265

Other non-current assets:

Investment in Sub	4,530
Other noncurrent assets	1,110
Other non-current assets	5,640
Total assets	$ 1,871,716

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	15,442
Accrued salaries and benefits	16,464
Deferred revenue	570
Current liabilities	32,476

Non-current liabilities:

Other noncurrent liabilities	4,700
Non-current liabilities	4,700
Total liabilities	37,176

Equity:

Contributed capital	39,778
Retained earnings	1,794,762
Total equity	1,834,540
Total liabilities and equity	$ 1,871,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	809,402
Affiliate revenue	16,579
Total revenues	825,981
Expenses:	
Compensation and benefits	76,800
Professional services	1,578
Mergers and acquisitions	137
Technology and communication	78,388
Rent and occupancy	2,527
Selling, general and administrative	3,854
Depreciation and amortization	675
Affiliate expense	37,945
Operating expenses	201,904
Operating income	624,077
Other expenses, net	(1,220)
Pre-tax net income	622,857
Income tax expense	6
Net income	$ 622,851

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services International, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net		444,101
Current assets		444,101
Other non-current assets:		
Investment in subsidiaries		747,635
Goodwill		(1,066)
Other non-current assets		746,569
Total assets	$	1,190,670
Total liabilities		-
Equity:		
Retained earnings		1,190,670
Total equity		1,190,670
Total liabilities and equity	$	1,190,670

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services International, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		21,418
Other Income, Net		171
Other income		21,589
Pre-tax net income		21,589
Income tax expense		5,521
Net income	$	16,068

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Cash and Cash Equivalents	408
Accounts receivable, net of allowance	689
Due from affiliate, net	17,537
Prepaid expenses and other current assets	29
Current assets	18,663

Property and equipment:

Property and equipment cost	4,805
Accumulated depreciation	(4,805)
Property and equipment, net	-

Other non-current assets:

Investment in subsidiaries	479
Goodwill	212
Other Intangibles, Net	88
Other non-current assets	779

Total assets	$	19,442

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	319
Current liabilities	319

Total liabilities	319

Equity:

Retained earnings	19,123
Total equity	19,123

Total liabilities and equity	$	19,442

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	5,151
Total revenues		5,151
Expenses:		
Professional services		9
Technology and communication		4,751
Selling, general and administrative		4
Depreciation and amortization		267
Affiliate expense		1,050
Operating expenses		6,081
Operating income		(930)
Affiliate interest income		1,212
Other income, net		10
Pre-tax net income		292
Income tax expense		-
Net income	$	292

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	4,093
Prepaid expenses and other current assets	7,665
Other current assets	2,433
Current Income Tax Receivable	313
Due from affiliates, net	489,561
Current assets	504,065

Property and equipment:

Operating Lease Right of Use Asset	70,471
Property and equipment cost	536,243
Accumulated depreciation	(357,923)
Property and equipment, net	248,791

Other non-current assets:

Goodwill	43,719
Other Intangibles, Net	11,605
Investment in subsidiaries	874,237
Deferred tax assets- non-current	58,310
Other noncurrent assets	251
Other non-current assets	988,122

Total assets	$ 1,740,978

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	12,167
Accrued salaries and benefits	29,110
Deferred revenue	513
Current liabilities	41,790

Non-current liabilities:

Other noncurrent liabilities	107,732
Accrued Employee Benefits - Long Term	-
Non-current liabilities	107,732

Total liabilities	149,522

Equity:

Contributed capital	74,130
Retained earnings	1,517,380
Accumulated Other Comprehensive Income	(54)
Total equity	1,591,456

Total liabilities and equity	$ 1,740,978


ice TRADE THE WORLD™

ICE Data Services, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,577
Total revenues		7,577
Expenses:		
Compensation and benefits		109,595
Professional services		530
M&A Expenses		2,120
Technology and communication		21,645
Rent and occupancy		12,841
Selling, general and administrative		9,698
Depreciation and amortization		64,198
Affiliate expense		89,208
Operating expenses		309,835
Operating loss		(302,258)
Affiliate interest income		131,675
Other income, net		45
Other expense, net		131,720
Pre-tax net loss		(170,538)
Income tax expense		122,363
Net loss	$	(292,901)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CURRENT ASSETS:

Cash and cash equivalents	$	457
Accounts receivable, net		653
Due from affiliates, net		9,606
Current assets		10,716
Assets		10,716

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Current liabilities	$	-

NON-CURRENT LIABILITIES:

Other non-current liabilities	356
Non-current liabilities	356
Liabilities	356

SHAREHOLDERS EQUITY:

Retained earnings		10,360
Equity		10,360
Total liabilities and equity	$	10,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,961
Total revenue		**5,961**
Selling, general and administrative		(3)
Professional services		23
Affiliate expense		1,050
Operating expenses		**1,070**
Operating income		**4,891**
Affiliate interest income		257
Other expense, net		**257**
Pre-tax net income		**5,148**
Net income		**5,148**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	924
Accounts receivable, net		951
Current assets		1,875
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		12,491
Accumulated depreciation		(8,240)
Property and equipment, net		4,251
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		80,000
Other non-current assets		80,000
Total assets	$	86,126
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		2,345
Current liabilities		2,345
Total liabilities		2,345
EQUITY:		
Retained earnings		83,781
Total equity		83,781
Total liabilities and equity	$	86,126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,712
Total Revenue		1,712
Expenses:		
Professional Services		149
Selling, General and Administration		(105)
Depreciation and amortization		2,603
Affiliate expense		341
Operating expenses		2,988
Operating loss		(1,276)
Other Income (Expense)		1
Pre-tax net loss		(1,275)
Income tax benefit		-
Net loss	$	(1,275)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates, net		1,304
Current assets		1,304
Total Assets	$	1,304
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		1,304
Total liabilities and equity	$	1,304

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	2,290
Restricted cash		49,600
Income tax receivable		56
Accounts Receivable, Net of Allowance		(2,437)
Prepaid expenses and other current assets		405
Due from affiliates, net		62,148
Current assets		112,062

Property and equipment:

Property and equipment cost	52
Accumulated depreciation	(31)
Property and equipment, net	21

Other non-current assets:

Goodwill	912,505
Other intangibles assets, net	282,451
Investment in Sub	51,967
Other noncurrent assets	1,608
Other non-current assets	1,248,531

Total assets	$	1,360,614

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	16,961
Accrued salaries and benefits		2,997
Deferred revenue		80
Current liabilities		20,038

Non-current liabilities:

Deferred tax liabilities - noncurrent	73,708
Other noncurrent liabilities	9,691
Non-current liabilities	83,399

Total liabilities	103,437

Equity:

Contributed capital	36,994
Retained earnings	1,220,183
Total equity	1,257,177

Total liabilities and equity	$	1,360,614

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	55,116
Revenues from affiliates		183,070
Total revenues		238,186
Expenses:		
Compensation and benefits		13,311
Professional services		363
Technology and communication		27,277
Rent and occupancy		733
Selling, general and adminstrative		3,872
Depreciation and amortization		1,320
Service and license fees to affiliates		53,489
Operating expenses		100,365
Operating income		137,821
Other income, net		4,346
Other income, net		4,346
Pre-tax net income		142,167
Income tax expense		35,084
Net income	$	107,083

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CURRENT ASSETS:

Due from affiliates, net	48,306
Current Assets	48,306

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent	800
Other Noncurrent Assets	800

Total assets	$	**49,106**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	39
Accrued salaries and benefits	2,681
Current Liabilities	**2,720**

Total liabilities	**2,720**

EQUITY:

Additional Paid in Capital	27,362
Retained Earnings	19,024
Equity	**46,386**

Total liabilities and equity	$	**49,106**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	19,249
Operating Revenues	**19,249**
OPERATING EXPENSES:	
Compensation and benefits	10,547
Professional services	418
Rent and occupancy	436
Technology and communication	6
Selling, general & administrative	630
Intercompany expense	2,960
Operating expenses	**14,997**
Other Income, Net	70
Pre-tax net income	**4,322**
Income tax expense	1,726
Net income	$ **2,596**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	60
Current assets		60
Other non-current assets:		
Investment in subsidiary		55,701
Other non-current assets		55,701
Total assets	$	55,761

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	2,233
Current liabilities		2,233
Total liabilities		2,233
Non-Controlling Interest		5,522
Equity:		
Retained earnings		48,006
Total equity		48,006
Total liabilities and equity	$	55,761

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Affiliate expenses		1,116
Operating expenses		1,116
Operating loss		(1,116)
Intercompany Interest Expense		(66)
Other expense, net		(66)
Pre-tax net loss		(1,182)
Income tax expense		(3)
Net loss	$	(1,179)
Net income from continuing operations attributable to non-controlling interest	$	12,779
Net income attributable to ICE	$	11,600

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2024

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		$ 6
	Current assets	6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		38,625
Investment in subsidiary		203,694
	Other non-current assets	410,496
	Assets	410,502
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		100,987
	Current liabilities	100,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
	Non-current liabilities	30,865
	Liabilities	131,852
SHAREHOLDERS EQUITY:		
Retained earnings		278,650
	Equity	278,650
	Total liabilities and equity	$ 410,502

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	-
Depreciation and amortization	10,300
Operating expenses	10,300
Operating loss	(10,300)
Pre-tax net loss	(10,300)
Net loss	(10,300)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

ASSETS:

CURRENT ASSETS:

Income Tax Receivable	0
Due from affiliates, net	-
Current Assets	-
NON-CURRENT ASSETS:	
Goodwill	34,628
Other intangibles	17,439
Investment in subsidiary	8,034
Non-Current Assets	60,101
Total assets	$ 60,101

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	1,227
Current liabilities	$ 1,227
NON-CURRENT LIABILITIES:	
Deferred tax liability	12,115
	12,115
Liabilities	13,342
Redeemable non controlling interest	22,134
EQUITY	
Retained earnings	24,625
Total equity	24,625
Total liabilities & Equity	$ 60,101

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Amortization and Depreciation		561
Operating expenses		561.00
Operating income		(561.00)
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net income		(561)
Income tax expense		12,899
Net loss	$	(13,460)
Net income from continuing operations attributable to non-controlling interest	$	47
Net loss attributable to ICE	$	(13,413)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents		1,692
Accounts receivable, net		93,025
Prepaid expenses and other current assets		57,231
Current Income tax receivable		239
Due from affiliates, net		820,740
	Current assets	972,927

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		552,209
Accumulated depreciation		(275,940)
Operating Lease Right of Use Asset		4,656
	Property and equipment, net	280,925

OTHER NON-CURRENT ASSETS:

Goodwill		7,737,774
Other intangibles, net		2,940,202
Other non-current assets		54,129
	Other non-current assets	10,732,105
	Assets	11,985,957

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		22,209
Accrued salaries and benefits		25,110
Other current liabilities		10,982
Deferred revenue		17,560
	Current liabilities	75,861

NON-CURRENT LIABILITIES:

Deferred tax liabilities Non current		699,673
Deferred revenue - Long term		410
Other non-current liabilities		51,506
	Non-current liabilities	751,589
	Liabilities	827,450

SHAREHOLDERS EQUITY:

Additional paid-in capital		79,387
Contributed Capital		16,186
Retained earnings		11,062,934
	Equity	11,158,507
	Total liabilities and equity	11,985,957

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	762,693
Total revenue		**762,693**
Compensation and benefits		193,650
Professional services		7,525
Acquisition-related transaction and integration costs		6,189
Technology and communication		92,666
Rent and occupancy		3,416
Selling, general and administrative		24,137
Depreciation and amortization		443,249
Intercompany Expense		30,972
Operating expenses		**801,804**
Operating loss		**(39,111)**
Intercompany Interest Income		47,622
Other expense, net		111
Other income, net		**47,733**
Pre-tax net income		**8,622**
Income tax benefit		**25,284**
Net income		**33,906**

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and Cash Equivalents	$	1,191
Accounts receivable net of allowance	$	(46)
Prepaid expenses and other current assets		-
Due from affiliate, net		313
Income tax receivable		53
Current assets		1,511

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	44
Operating lease right of use asset	31
Accumulated depreciation	(44)
Property and equipment, net	31

NON-CURRENT ASSETS:

Deferred tax assets- non-current	4
Other non-current assets	4
Assets	1,546

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	26
Accrued salaries and benefits	430
Other current liabilities	29
Current liabilities	485

NON-CURRENT LIABILITIES:

Other non current liability	0
	0
Liabilities	485

SHAREHOLDERS EQUITY:

Additional paid in capital		35
Retained earnings		1,028
Accumulated other comprehensive income		(2)
Equity		1,061
Total liabilities and equity	$	1,546

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Intercompany revenues	$	2,290
Total revenue		**2,290**
Compensation and benefits		2,131
Professional Services		3
Technology and communication		4
Rent and other occupancy		58
Selling, general and administrative		32
Depreciation and amortization		3
Operating expenses		**2,231**
Operating income		**59**
Other income, net		50
Pre-tax net income		**109**
Income tax expense		28
Net income		**81**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2024
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Current liabilities		-

EQUITY:

Retained earnings			8,536
	Equity		8,536
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	4,785
Restricted cash		300
Prepaid Expenses and Other Current Assets		33
Due from affiliate		20,440
Current assets		25,558
Total assets	$	25,558

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	3
Current liabilities		3

EQUITY:

Contributed capital		9,200
Retained earnings		16,355
Equity		25,555
Total liabilities and equity	$	25,558

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	3,732
Operating revenues		3,732

OPERATING EXPENSES:

Compensation and benefits	20
Professional Services	186
Technology Expenses	81
Selling, general & administrative	11
Service and license fees to affiliate	1,293
Operating expenses	**1,591**
Operating income	**2,141**
Net income	$ **2,141**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

NON CURRENT ASSETS:		
Investment in sub	$	543
Non current assets		**543**
Total assets		**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	1
Current liabilities		**1**
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	$	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Investment in subsidiary	$	5
Total assets		**5**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES

Due to affiliates	$	1
Current liabilities		**1**

EQUITY:

Member capital	4
Equity	**4**

Total Liabilities and Equity	$	**5**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate	$	3
Income tax receivable		3
Current assets		6
Non-current assets:		
Investment in affiliate		15
Non-current assets		15
Total assets		21
Liabilities and Equity		
Equity:		
Retained earnings		21
Total equity		21
Total liabilities and equity	$	21

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	3,756
Current income tax receivable		33
Due from affiliate		264
Current assets		4,053
Deferred Tax Asset		41
Non current assets		41
Investment in subsidiary		388,085
Total assets	$	392,179
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		181
Current liabilities	$	181
Total liabilities		181
Equity:		
Contributed capital		46,258
Retained earnings		345,740
Total equity		391,998
Total liabilities and equity	$	392,179

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Selling, general & administration	2
Total operating expenses	2
Operating loss	(2)
Other Expense	-
Income tax expense	1,024
Net Loss	$ (1,026)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Income tax receivable		1,736
Due from affiliates		1,179
Total current assets	$	**2,915**
Total assets	$	**2,915**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		2,915
Equity	$	**2,915**
Total equity	$	**2,915**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,248
Accounts receivable, net		31,484
Current income tax receivable		14
Due from affiliate		8,248
Current assets		41,994
Total assets	$	**41,994**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	20,560
Current liabilities		20,560
Total liabilities		**20,560**

EQUITY:

Additional paid-in capital	193
Retained earnings	21,241
Equity	**21,434**
Total liabilities and equity	$ **41,994**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2024
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	1,631
Market data fees		146,644
Other revenue		22,998
Intercompany revenue		4,716
Operating revenues		**175,989**
OPERATING EXPENSES:		
Professional Services		49
Technology and communication		110
Selling, general & administration		416
Service & license fees to affiliates		133,727
Operating expenses		**134,302**
Operating income		**41,687**
OTHER EXPENSE:		
Intercompany Interest Income		13
Other income		(53)
Other Income		**(40)**
Pre-tax net income		41,647
Income tax expense		3
Net income	$	**41,644**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Due from affiliates	29,585
Current assets	**29,590**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,433,589
Investment in subsidiary	9,847
Non-current assets	**4,675,657**
Total assets	**$ 4,705,247**

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	409,276
Non-current liabilities	**409,276**
Total liabilities	**409,276**
Equity:	
Retained earnings	4,294,497
Accumulated Other Comprehensive Income	1,474
Total equity	**4,295,971**
Total liabilities and equity	**$ 4,705,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Total revenues		-
Expenses:		
Depreciation and amortization		98,300
Operating expenses		98,300
Operating loss		(98,300)
Other expenses, net		-
Pre-tax net loss		(98,300)
Income tax benefit		29,595
Net loss	$	(68,705)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net	4
Current income tax receivable	17
Due from affiliates, net	39,704
Current assets	39,725
Total assets	$ 39,725

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	1
Deferred Revenue	98
Current liabilities	99
Non-current liabilitiess:	
Deferred tax liabilities- non-current	1,263
Non-current liabilities	1,263
Total liabilities	1,362
Equity:	
Retained earnings	38,363
Total equity	38,363
Total liabilities and equity	$ 39,725

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,026
Total revenues		1,026
Expenses:		
Selling, general and administrative		13
Operating expenses		13
Operating income		1,013
Pre-tax net income		1,013
Income tax expense		232
Net income	$	781

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance	$	94
Due from affiliates, net		403
Current assets		497
Other non-current assets:		
Deferred tax assets- non-current		1
Other non-current assets		1
Total assets		498

LIABILITIES and EQUITY

Equity:		
Retained earnings	$	498
Total equity		498
Total liabilities and equity		498

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	267
Total revenues		**267**
Expenses:		
Professional Services		1
Selling, general and administrative		13
Operating expenses		**14**
Operating income		**253**
Other expense, net		(176)
Other expense, net		**(176)**
Pre-tax net income		77
Income tax expense		14
Net income	$	63

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	7,993
Restricted cash		10,007
Accounts receivable, net of allowance		6,647
Prepaid expenses and other current assets		66,729
Due from affiliates, net		7,800,109
Current Income tax receivable		38,713
Current assets		7,930,198

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	879,056
Accumulated depreciation	(600,102)
Operating Lease Right of Use Asset	49,894
Property and equipment, net	328,848

OTHER NON-CURRENT ASSETS:

Goodwill	511,185
Other intangibles, net	11,201
Deferred Income Tax Asset - Non Current	93,384
Investment in affiliates	2,542,040
Other non-current assets	46,212
Other non-current assets	3,204,022
Assets	11,463,068

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	69,538
Accrued salaries and benefits	82,603
Other current liabilities	6,503
Deferred revenue	198
Current liabilities	158,842

NON-CURRENT LIABILITIES:

Other non-current liabilities	195,947
Non-current liabilities	195,947
Liabilities	354,789

Noncontrolling interest	433,802

SHAREHOLDERS EQUITY:

Additional paid-in capital		699,460
Retained earnings		9,960,077
Accumulated other comprehensive income		14,940
Equity		10,674,477
Total liabilities and equity	$	11,463,068

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Transaction and clearing fees, net	$	5,185
Data services fees, net		40,711
Affiliate revenue		619,621
Total revenue		**665,517**
Compensation and benefits		336,678
Professional services		31,815
Acquisition-related transaction and integration costs		39,358
Technology and communication		178,374
Rent and occupancy		6,590
Selling, general and administrative		43,221
Depreciation and amortization		114,720
Affiliate expense		34,930
Operating expenses		**785,686**
Operating loss		**(120,169)**
Interest income		2,394
Affiliate interest income		267,363
Other expense, net		(80,526)
Other income, net		**189,231**
Pre-tax net income		**69,062**
Income tax expense		49,089
Net income		**19,973**
Net loss from continuing operations attributable to non-controlling interest		(60,922)
Net loss attributable to ICE	$	**(40,949)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	3,698
Prepaid expenses and other current assets		1,093
Due from affiliates, net		6,981
Income tax receivable		58
Current assets		11,830
Total assets	$	11,830
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	37
Other current liabilities		1,176
Current liabilities		1,213
NON-CURRENT LIABILITIES:		
Deferred tax liability- non current		72
Non-current liabilities		72
Total Liabilities	$	1,285
EQUITY:		
Retained earnings		10,545
Total equity		10,545
Total liabilities and equity	$	11,830

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Professional services		102
Selling, general and administrative		(277)
Operating Expenses		(175)
Operating Income	$	175
Interest income		1
Intercompany Interest income		446
Other Income		447
Pre-tax net income		622
Income tax expense		140
Net income	$	482

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted account principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securitie and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	15,137
Restricted Short Term Investments		500,000
Accounts Receivable Net of Allowance		335
Prepaid expenses and other current assets		17,846
Income tax receivable		60,251
Current assets		593,569

NON-CURRENT ASSETS:

Investment in subsidiaries		41,909,749
Deferred tax asset - non-current		29,039
Other non-current assets		127,323
Non-current assets		42,066,111
Total assets	$	42,659,680

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	134,134
Accrued salaries and benefits		36,278
Due to affiliates, net		15,761,126
Income tax payable		120,596
Current debt		3,027,409
Current liabilities		19,079,543

NON-CURRENT LIABILITIES:

Notes payable long-term		17,338,422
Non-current liabilities		17,338,422
Total liabilities		36,417,965

EQUITY:

Common stock, $0.01 par value		6,510
Treasury stock, at cost		(6,384,547)
Contributed capital		14,731,589
Retained earnings		(86,491)
Accumulated other comprehensive income		(2,025,346)
Total equity		6,241,715
Total liabilities and equity	$	42,659,680

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	1,156
Acquisition-related transaction and integration costs	16
Selling, general and administrative	1,266
Operating expenses	2,438
Operating loss	(2,438)
Interest income	20,198
Affiliate interest expense	(702,457)
Interest expense	(879,804)
Other expense, net	(527)
Other expense, net	(1,562,590)
Pre-tax net loss	(1,565,028)
Income tax benefit	406,061
Net loss	$ (1,158,967)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Total assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	85
Current liabilities	85
Total liabilities	85

SHAREHOLDERS EQUITY:

Retained deficit	(85)
Total equity	(85)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3,959
Accounts receivable, net of allowance		12,745
Due from affiliates, net		86,156
Income tax receivable		1,959
Current assets		104,819

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	23,562
Accumulated depreciation	(17,960)
Operating lease asset	297
Property and equipment, net	5,899

NON-CURRENT ASSETS:

Deferred income tax asset non-current	2,102
Total restricted cash LT	90
Other non-current assets	2,192
Total assets	112,910

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	166
Accrued salaries and benefits	2,204
Other current liabilities	391
Deferred revenue	19,649
Current liabilities	22,410

NON-CURRENT LIABILITIES:

Other non-current liabilities	150
Non-current liabilities	150
Total liabilities	22,560

SHAREHOLDERS EQUITY:

Contributed capital		201,176
Additional paid in capital		4,674
Retained deficit		(115,500)
Total equity		90,350
Total liabilities and equity	$	112,910

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:

Mortgage Technology Revenues, net	99,855
Total revenue	99,855

Expenses:

Compensation and benefits	12,977
Professional Services	367
M&A Expenses	188
Technology and communication	990
Rent and other occupancy	1
Selling, general and administrative	407
Depreciation and amortization	3,772
Affiliate expense	4,286
Operating expenses	22,988
Operating income	76,867
Other income (expense)	-
Pre-tax net income	76,867
Income tax expense	20,393
Net income	56,474

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	547
Income tax receivable		6
Current assets		553
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Total assets		559
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Due to affiliates, net		408
Current liabilities		416
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Total liabilities		422
SHAREHOLDERS EQUITY:		
Contributed capital		2,517
Retained deficit		(2,380)
Total equity		137
Total liabilities and equity	$	559

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total revenue	0
Compensation and benefits	60
Professional services	13
Operating expenses	73
Operating income	(73)
Other income, net	0
Pre-tax net income	(73)
Income tax benefit	18
Net loss	(55)

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NSX Securities LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other current assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	774
Accounts receivable, net of allowance		62,479
Prepaid Expenses and Other Current Assets		3,839
Income Tax Receivable		232
Due from affiliates, net		34,327
Current assets		101,651

NON-CURRENT ASSETS:

Goodwill	932,588
Other intangibles, net	599,801
Other non-current assets	180,687
Other non-current assets	1,713,076
Total assets	1,814,727

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	74,725
Deferred revenue	6,061
SEC fees payable	2,000
Current liabilities	82,786

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	185,290
Other non-current liabilities	5,768
Deferred Revenue - Long Term	5,648
Non-current liabilities	196,706
Total liabilities	279,492

Noncontrolling interest	27,418

SHAREHOLDERS EQUITY:

Additional paid in capital		63,037
Retained earnings		1,440,156
Accumulated other comprehensive income		4,624
Total equity		1,507,817
Total liabilities and equity	$	1,814,727

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	23,977
Data services fees, net		8,180
Listing Fees		23,507
Other revenues		1,026
Affiliate revenue		1,405
Transaction based expenses		(21,248)
Total revenue, less transaction-based expenses		36,847

Expenses:

Compensation and benefits		129
Professional Services		2,197
Technology and communication		95
Selling, general and administrative		240
Depreciation and amortization		8,647
Affiliate expense		12,848
Operating expenses		24,156
Operating income		12,691
Interest expense		(4)
Other income, net		12,400
Other income, net		12,396
Pre-tax net income		25,087
Income tax expense		15,377
Net income		9,710

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 239
Accounts Receivable, Net of Allowance	2,787
Due from affiliates, net	344,713
Income tax receivable	932
Current assets	348,671

NON-CURRENT ASSETS:

Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Total assets	498,054

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	32
Deferred Revenue	3,186
SEC fees payable	9,762
Current liabilities	12,980
Total liabilities	12,980

Noncontrolling Interest   (27,418)

SHAREHOLDERS EQUITY:

Additional paid-in capital	529
Retained earnings	511,963
Total equity	512,492
Total liabilities and equity	$ 498,054

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	96,525
Data services fees, net		8,333
Other revenues		33,653
Transaction based expenses		(21,680)
Total revenue, less transaction-based expenses		116,831

Expenses:

Professional services	30
Technology and communication	1,256
Rent and Other Occupancy	(4)
Selling, general and administrative	10
Affiliate expense	31,632
Operating expenses	32,924
Operating income	83,907
Intercompany Interest income	5,329
Other expense, net	5,329
Pre-tax net income	89,236
Income tax expense	762
Net income	88,474

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	289
Accounts receivable, net of allowance		72,002
Due from affiliates, net		178,504
Prepaid expenses and other current assets		7,800
Current assets		258,595

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	18,312
Accumulated depreciation	(18,267)
Property and equipment, net	45

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	910,934
Other non-current assets	39,198
Other non-current assets	1,513,133
Total assets	1,771,773

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	63,566
Income tax payable	104
Deferred Revenue	2,795
SEC fees payable	114,993
Current liabilities	181,458

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current	229,413
Other non-current liabilities	18,281
Non-current liabilities	247,694
Total liabilities	429,152

SHAREHOLDERS EQUITY:

Additional paid-in capital		9,356
Retained earnings		1,333,265
Total equity		1,342,621
Total liabilities and equity	$	1,771,773

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	940,531
Data services fees, net		64,598
Listing Fees		18,828
Other revenues		18,126
Affiliate revenue		1,850
Transaction based expenses		(862,272)
Total revenue, less transaction-based expenses		181,661

Expenses:

Compensation and benefits	240
Professional services	10,198
Technology and communication	838
Selling, general and administrative	(400)
Depreciation and amortization	11,107
Affiliate expense	106,528
Operating expenses	128,511
Operating income	53,150
Affiliate interest income	24,606
Other expenses, net	0
Other income, net	24,606
Pre-tax net income	77,756
Income tax expense	18,701
Net income	59,055

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Arca, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	481
Accounts receivable, net of allowance		9,562
Due from affiliates, net		309,924
Prepaid expenses and other current assets		1,297
Current assets		321,264

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	10,335
Accumulated depreciation	(5,738)
Operating lease right of use asset	3,648
Property and equipment, net	8,245

NON-CURRENT ASSETS:

Other noncurrent assets	158,456
Non-current assets	158,456
Total assets	487,965

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	181
Accrued salaries and benefits	977
Other current liabilites	1,120
Income tax payable	30
SEC fees payable	17,362
Current liabilities	19,670

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	33,102
Other non-current liabilities	5,006
Non-current liabilities	38,108
Total liabilities	57,778

SHAREHOLDERS EQUITY:

Additional paid-in capital		6,410
Retained earnings		419,195
Accumulated other comprehensive income		4,582
Total equity		430,187
Total liabilities and equity	$	487,965

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Arca, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	786,401
Data services fees, net		17,185
Other revenues		31,489
Transaction based expenses		(730,721)
Total revenue, less transaction-based expenses		104,354
Expenses:		
Compensation and benefits		5,645
Professional services		30
M&A Expenses		219
Technology and communication		1,610
Rent and occupancy		1,404
Selling, general and administrative		336
Depreciation and amortization		1,174
Affiliate expense		7,853
Operating expenses		18,271
Operating income		86,083
Affiliate interest income		17,362
Other income, net		12,245
Other expense, net		29,607
Pre-tax net income		115,690
Income tax expense		30,915
Net income		84,775

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	20
Income tax receivable		500
Due from affiliates, net		586,126
Current assets		586,646
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		122,588
Operating Lease Right of Use Asset		140
Other non current assets		0
Deferred Tax Asset		568
Other non-current assets		279,277
Total assets	$	865,923
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	100
Current liabilities		100
NON-CURRENT LIABILITIES:		
Other non-current liabilities		41
Non-current liabilities		41
Total liabilities		141
EQUITY:		
Contributed capital		3,490
Retained earnings		862,292
Total equity		865,782
Total liabilities and equity	$	865,923

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	3,323
Operating expenses	3,323
Operating loss	(3,323)
Intercompany Interest income	34,337
Other income net	(100)
Other income, net	34,237
Pre-tax net income	30,914
Income tax expense	6,620
Net income	$ 24,294

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	230
Income tax receivable		2
Current assets		232

OTHER NON-CURRENT ASSETS:

Investment in Sub		6,635,197
Other non-current assets		6,635,197
Assets	$	6,635,429

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		1,338,955
Current Liabilities		1,338,955
Liabilities		1,338,955

EQUITY:

Contributed Capital		24,346
Retained earnings		5,272,025
Accumulated other comprehensive income		103
Total equity		5,296,474
Total liabilities and equity	$	6,635,429

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Selling, general and administrative		8
Intercompany Expense		-
Operating expenses		8
Operating loss		(8)
Interest expense from affiliates		(52,691)
Other expense, net		(2)
Other income, net		(52,693)
Pre-tax net loss		(52,701)
Income tax expense		0
Net loss	$	(52,701)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates, net	$	661
Current assets		661
Assets	$	661

LIABILITIES AND EQUITY:

EQUITY:

Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	14,728
Short-term Investments		16,238
Accounts receivable, net		268,227
Due from affiliates, net		1,200,531
Prepaid expenses and other current assets		13,148
Income tax receivable		1,585
Current assets		1,514,457

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	767,998
Accumulated depreciation	(353,509)
Operating Lease Right of Use Asset	11,198
Property and equipment, net	425,687

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,757,794
Investment in sub	440,599
Other non-current assets	137,549
Other non-current assets	3,899,943
Assets	5,840,087

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	81,244
Accrued salaries and benefits	59,279
Other Current Liabilities	3,794
Deferred revenue	41,787
SEC fees payable	152,457
Current liabilities	338,561

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	410,882
Other non-current liabilities	96,299
Accrued employee benefits - long term	128,224
Deferred revenue - long term	72,301
Non-current liabilities	707,706
Liabilities	1,046,267

SHAREHOLDERS EQUITY:

Additional paid-in capital		228,932
Retained earnings		4,627,504
Accumulated other comprehensive income		(62,616)
Equity		4,793,820
Total liabilities and equity	$	5,840,087

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	957,741
Data services fees, net		239,343
Listing Fees		446,189
Other revenues		35,625
Affiliate revenue		131,972
Transaction based expenses		(739,457)
Total revenue, less transaction-based expenses		**1,071,413**
Compensation and benefits		175,386
Professional services		46,659
M&A		2,277
Technology and communication		29,764
Rent and occupancy		11,238
Selling, general and administrative		90,471
Depreciation and amortization		79,353
Affiliate expense		64,448
Operating expenses		**499,596**
Operating income		**571,817**
Interest income		1,370
Affiliate interest income		58,461
Interest expense		(5)
Other income, net		(1,445)
Other income, net		**58,381**
Pre-tax net income		**630,198**
Income tax expense		167,867
Net income		**462,331**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	87
Accounts receivable, net		832
Prepaid Expenses and Other Current Assets		2,343
Due from affiliates		4,186
Current assets		7,448

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,720
Accumulated depreciation	(4,720)
Property and equipment, net	0

NON-CURRENT ASSETS:

Goodwill	5,355
Other intangibles, net	2,000
Other non-current assets	8,779
Other non-current assets	16,134
Assets	23,582

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	(132)
SEC Fees Payable	3,135
Current liabilities	3,003

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non current	345
Other Non-Current Liabilities	4
Non-current liabilities	349
Liabilities	3,352

SHAREHOLDERS EQUITY:

Retained earnings		20,230
Equity		20,230
Total liabilities and equity	$	23,582



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	32,269
Data services fees, net	4,017
Other revenues	76
Affiliate revenue	4
Transaction based expenses	(27,723)
Total revenue	**8,643**
Compensation and benefits	136
Professional Services	318
Selling, general and administrative	18
Depreciation and amortization	0
Affiliate expense	1,971
Operating expenses	**2,443**
Operating income	**6,200**
Other expense	0
Pre-tax net income	**6,200**
Income tax expense	1,544
Net income	**4,656**

-
-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	557
Accounts receivable, net		37,571
Income tax receivable		69
Due from affiliates, net		1,002,517
Prepaid expenses and other current assets		2,025
Current assets		1,042,739

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	16,132
Accumulated depreciation	(11,236)
Property and equipment, net	4,896

NON-CURRENT ASSETS:

Goodwill	332,000
Other intangibles, net	345,000
Other non current assets	22
Other non-current assets	677,022
Assets	1,724,657

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,007
Accrued salaries and benefits	966
Deferred Revenue	18,175
Current liabilities	22,148

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	85,460
Other non-current liabilities	2,798
Non-current liabilities	88,258
Liabilities	110,406

SHAREHOLDERS EQUITY:

Contributed capital		7,579
Retained earnings		1,606,660
Accumulated other comprehensive income		12
Equity		1,614,251
Total liabilities and equity	$	1,724,657

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Exchanges Data Services	$	55,119
Other Data Services		176,240
Affiliate revenue		5,741
Total revenue		**237,100**
Compensation and benefits		5,722
Professional Services		4
Technology and communication		28,390
Rent and occupancy		310
Selling, general and administrative		259
Depreciation and amortization		1,989
Affiliate expense		14,908
Operating expenses		**51,582**
Operating income		**185,518**
Affiliate interest income		51,765
Other Expense		(1)
Other expense, net		**51,764**
Pre-tax net income		**237,282**
Income tax expense		57,084
Net income		**180,198**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Texas Holdings, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	51
Due from affiliates, net		16,805
Current assets		16,856
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		33,820
Other non-current assets		66,078
Total assets	$	82,934
Non-current liabilities:		
Deferred tax liabilities - noncurrent		8,719
Non-current liabilities		8,719
Total liabilities		8,719
Equity:		
Contributed capital		3,894
Retained earnings		70,321
Total equity		74,215
Total liabilities and equity	$	82,934

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Texas Holdings, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Total revenues	-
Expenses:	
Selling, general and adminstrative	2
Depreciation and amortization	320
Operating expenses	322
Operating loss	(322)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(322)
Income tax benefit	(185)
Net loss	$ (137)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Texas, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	593
Accounts receivable	1,088
Prepaid Expenses and Other Current Assets	906
Income tax receivable	-
Due from affiliates, net	85,063
Current assets	87,650

Property and equipment:

Property and equipment cost	5,472
Accumulated depreciation	(5,110)
Property and equipment, net	362

Other non-current assets:

Deferred tax assets- non current	1,918
Other noncurrent assets	5,658
Other non-current assets	7,576

Total assets	$	95,588

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	807
Accrued salaries and benefits	178
SEC fees payable	15,120
Current liabilities	16,105

Non-current liabilities:

Deferred Tax Liabilities Non Current	
Other noncurrent liabilities	264
Accrued employee benefits - long term	1,357
Non-current liabilities	1,621

Total liabilities	17,726

Equity:

Contributed capital	8
Retained earnings	77,726
Accumulated other comprehensive income	128
Total equity	77,862

Total liabilities and equity	$	95,588



NYSE Texas, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	57,931
Market Data Fees	$	20,709
OTC and Other revenues	$	1,328
Affiliate revenue	$	98
Transaction based expenses	$	(34,889)
Total revenues		45,177
Expenses:		
Compensation and benefits	$	137
Professional services	$	441
Technology and communication	$	16
Selling, general and adminstrative	$	(136)
Depreciation and amortization	$	794
Affiliate expense	$	9,518
Operating expenses		10,770
Operating income		34,407
Other expenses, net	$	(86)
Other expense, net		(86)
Pre-tax net income		34,321
Income tax expense	$	8,276
Net income	$	26,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Optimal Blue I, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income tax receivable		$ 302
	Current assets	302
NON-CURRENT ASSETS:		
Deferred tax assets		8,548
	Other non-current assets	8,548
	Assets	8,850
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Other non-current liabilities		-
	Non-current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
Contributed capital		(290,945)
Retained earnings		299,795
	Equity	8,850
	Total liabilities and equity	$ 8,850

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Optimal Blue I, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Compensation and benefits	29
M&A	3,752
Selling, general and administrative	49
Operating expenses	**3,830**
Operating loss	**(3,830)**
Other income, net	250,086
Other income, net	**250,086**
Pre-tax net income	**246,256**
Income tax expense	198,729
Net income	**47,527**

.

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:	
Other assets	1
Current assets	1
Total assets	1
LIABILITIES and EQUITY:	
EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	604
Accounts receivable, net		5,230
Income tax receivable		11
Due from affiliates, net		8,043
Current assets		13,888

PROPERTY AND EQUIPMENT

Property and equipment cost	497
Accumulated depreciation	(497)
Property and equipement, net	0

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	72,767
Deferred income tax asset- noncurrent	952
Other non-current assets	350,423
Assets	364,311

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	202
Acccrued salaries and benefits	1
Deferred revenue	62
Current liabilities	265

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	19,695
Non-current liabilities	19,695
Liabilities	19,960

SHAREHOLDERS EQUITY:

Contributed capital		420
Retained earnings		343,931
Equity		344,351
Total liabilities and equity	$	364,311

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Data services fees, net	$ -
Total revenue	-
Selling, General and Administration	0
Depreciation and amortization	7,010
Operating expenses	**7,010**
Operating loss	**(7,010)**
Affiliate interest income	4,153
Other income, net	(1)
Other income, net	**4,152**
Pre-tax net loss	**(2,858)**
Income tax benefit	(1,003)
Net loss	**(1,855)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	564
Accounts receivable, net of allowance		2,295
Due from Affiliates, net		317,168
Prepaid expenses and other current assets		1,462
Current assets		321,489

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	405,859
Accumulated depreciation	(226,888)
Operating lease asset	28,272
Property and equipment, net	207,243
Assets	528,732

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	5,941
Accrued salaries and benefits	2,262
Other current liabilities	6,708
Income tax payable	48
Current liabilities	14,959

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	6,164
Other non-current liabilities	27,760
Non-current liabilities	33,924
Liabilities	48,883

SHAREHOLDERS EQUITY:

Contributed capital		22,387
Retained earnings		457,462
Equity		479,849
Total liabilities and equity	$	528,732

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net		$	14,016
Affiliate revenue			79,309
	Total revenue		**93,325**
Compensation and benefits			10,538
Professional services			1,684
M A Expenses			342
Technology and communication			29,289
Rent and occupancy			52
Selling, general and administrative			7,317
Depreciation and amortization			35,088
	Operating expenses		**84,310**
	Operating income		**9,015**
Affiliate interest income			2,751
	Other income		**2,751**
	Pre-tax net income		**11,766**
Income tax expense			3,155
	Net income		**8,611**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current income tax receivable	$	1,681
Due from affiliates, net		14,668
Current assets		16,349
Total assets	$	16,349
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred non-current tax liabilities		17,451
Non-current liabilities		17,451
Total liabilities		17,451
EQUITY:		
Retained deficit		(1,102)
Total equity		(1,102)
Total liabilities and equity	$	16,349

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue	-
Expenses:	
Selling, general and administrative	8
Operating expenses	8
Operating loss	(8)
Pre-tax net loss	(8)
Income tax benefit	(286)
Net income	$ 278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	24,733
Accounts receivable, net		46,769
Prepaid expenses and other current assets		9,347
Due from affiliates, net		89,572
Current assets		**170,421**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	51,246
Accumulated depreciation	(32,280)
Operating Lease Right of Use Asset	1,853
Property and equipment, net	**20,819**

NON-CURRENT ASSETS:

Goodwill	227,405
Other intangibles, net	76,803
Other non-current assets	**304,208**

Total assets	$	**495,448**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	40,125
Accrued salaries and benefits		3,989
Other current liabilities		738
Income tax payable		1,248
Current liabilities		**46,100**

NON-CURRENT LIABILITIES:

Other non-current liabilities	7,738
Non-current liabilities	**7,738**
Total liabilities	**53,838**

EQUITY:

Contributed capital	5,666
Retained earnings	435,944
Total equity	**441,610**

Total liabilities and equity	$	**495,448**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:		
Closing solutions	$	92,120
Affiliate revenue		56
Total Revenue		**92,176**
Expenses:		
Compensation and benefits		24,999
Professional services		170
M&A Expenses		385
Technology and communication		11,835
Rent and occupancy		884
Selling, general and administrative		5,167
Depreciation and amortization		15,900
Operating expenses		**59,340**
Operating income		**32,836**
Intercompany interest income		6,716
Other expense, net		**6,716**
Pre-tax net income		**39,552**
Income tax expense		10,479
Net income	$	**29,073**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SnapNHD, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	568
Due from affiliate, net		75
Accounts Receivable, Net of Allowance		26
Prepaid Expenses and Other Current Assets		4
Current Assets		673

PLANT PROPERTY AND EQUIPMENT:

Property and Equipment Cost	$	49
Accumulated Depreciation		(9)
		40
Assets	$	713

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	98
Accrued Salaries and Benefits		558
Current liabilities		656
Liabilities		656

EQUITY:

Net Assets from Acquisition		153
Retained deficit		(96)
Total Equity		57
Total Liabilities and Equity	$	713

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SnapNHD, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data and Analytics	$	848
IC Revenue License Fee		75
Total revenue		923
Expenses:		
Compensation and benefits		571
Professional services		211
Technology and communication		88
Rent and occupancy		4
Selling, general and administrative		146
Depreciation and amortization		1
Operating expenses		1,021
Operating loss		(98)
Interest income		2
Other income		2
Pre-tax net loss		(96)
Net Loss	$	(96)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from Affiliates, Net	$	264
Current assets		264

NON-CURRENT ASSETS:

Goodwill	(19)
Other noncurrent assts	300
Other non-current assets	281
Assets	545

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	-
Liabilities	-

SHAREHOLDERS EQUITY:

Retained earnings		545
Equity		545
Total liabilities and equity	$	545

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	400
Accumulated depreciation	(400)
Property and equipment, net	0
Assets	33

LIABILITIES and EQUITY:
SHAREHOLDERS EQUITY:

Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 26
	Due from affiliates, net	92
	Current assets	118
	Assets	118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	-
	Current liabilities	0
	Liabilities	0
SHAREHOLDERS EQUITY:		
	Retained earnings	118
	Equity	118
	Total liabilities and equity	$ 118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,791
Current Assets		1,791
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,305
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Due to affiliate, net		17
Current liabilities		19
Liabilities		19
EQUITY:		
Contributed capital		90,246
Retained deficit		(65,960)
Total Equity		24,286
Total Liabilities and Equity	$	24,305

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	-
Total revenue		-
Expenses:		
Selling, general and administrative		11
Operating expenses		11
Operating loss		(11)
Interest income		81
Other income		81
Pre-tax net income		70
Income tax expense		1
Net Income	$	69

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




TOMN Holdings, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)


CURRENT ASSETS:

Prepaid expenses	$	7
Current assets		7

NON-CURRENT ASSETS:

Other intangibles, net	3
Other non-current assets	3
Assets	10

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Other Current Liabilities	30
Income Tax Payable	168
Current liabilities	198

NON-CURRENT LIABILITIES:

Deferred Income Taxes	864
Other Non-current Liabilities	8
Non-current liabilities	872
Liabilities	1,070

SHAREHOLDERS EQUITY:

Additional paid-in capital		813
Retained deficit		(1,873)
Equity		(1,060)
Total liabilities and equity	$	10

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TOMN Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Affiliate revenue	$ -
Total revenue	-
Rent and occupancy	(3)
Technology and communication	(3,618)
Selling, general and administrative	4
Operating expenses	**(3,617)**
Operating income	**3,617**
Other income, net	-
Other income, net	**-**
Pre-tax net income	**3,617**
Income tax expense	1,054
Net income	**2,563**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trade Cert USA ltd
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Total assets	$	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate, net	$	3
Current liabilities		3
Total liabilities	$	3
EQUITY:		
Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,932
Accumulated depreciation	(4,588)
Property and equipment net	1,344

OTHER NON-CURRENT ASSETS

Deferred Tax Asset	50
Investment in subsidiary	168
Other non-current assets	218
Total assets	$ 1,562

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	291
Due to affiliates, net	1,804
Current liabilities	2,095

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	0
NonCurrent Liabilities	0
Total liabilities	2,095

EQUITY:

Additional paid-in capital	5,525
Retained deficit	(6,058)
Equity	(533)
Total liabilities and equity	$ 1,562

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$	-
Operating revenues		**0**

OPERATING EXPENSES:

Compensation and benefits	309
Professional services	1
Technology and communcations	1
Selling, general & administration	9
Amortization & depreciation expense	850
Service & license fees to affiliates	80
Operating expenses	**1,250**

Operating loss	**(1,250)**
Income tax benefit	**313**
Net loss	$ **(937)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	5
Current assets		5
OTHER NON-CURRENT ASSETS		
Goodwill	$	8,744
Investment in Subsidiary		10,968
Other non-current assets		19,712
Total assets	$	**19,717**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Due to affiliates, net		70
Liabilities		**70**
EQUITY:		
Contributed Capital	$	-
Retained Earnings		19,647
Equity		**19,647**
Total liability and equity	$	**19,717**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		36
Affiliate expenses		30
Operating expenses		**66**
Pre-tax net loss		(66)
Income tax benefit		17
Net loss	$	(49)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	$	2,000
Current liabilities		2,000
Total liabilities	$	**2,000**

EQUITY:

Additional Paid in Capital	$	140
Contributed capital		1,519
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(112)
Property and equipment, net	0
Assets	3

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates, net	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2024 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Affiliates
Year Ended December 31, 2024
With Report of Independent Auditors

NYSE Arca, Inc. and Affiliates

Consolidated Financial Statements

Year Ended December 31, 2024

Contents



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com


Report of Independent Auditors


The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE Arca, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

2



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 23, 2025

NYSE Arca, Inc. and Affiliates

Consolidated Balance Sheet

(In Millions)

December 31, 2024

Assets

Current assets:

Cash and cash equivalents	$	20
Accounts receivable, net		83
Due from affiliates		118
Loan receivable from affiliate		1,011
Other current assets		22
Total current assets		1,254
Non-current assets:		
Property and equipment, net		8
Goodwill		563
Other intangible assets, net		911
Other non-current assets		211
Total non-current assets		1,693
Total assets	$	2,947

Liabilities and equity

Current liabilities:

Accounts payable and accrued liabilities	$	210
Due to affiliates		632
Deferred revenue		3
Total current liabilities		845
Non-current liabilities:		
Deferred income taxes		266
Other non-current liabilities		23
Total non-current liabilities		289
Total liabilities		1,134
Equity		1,813
Total liabilities and equity	$	2,947

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2024

Revenues:		
Transaction fees	$	1,739
Listing fees		19
Data services fees		82
Affiliate fees		10
Other		50
Total revenues		1,900
Transaction-based expenses:		
Section 31 fees		294
Cash liquidity payments, routing and clearing		1,337
Total revenues less transaction-based expenses		269
Operating expenses:		
Compensation and benefits		7
Technology and communications		2
Professional services		11
Rent and occupancy		1
Depreciation and amortization		12
Affiliate		97
Total operating expenses		130
Operating income		139
Other income:		
Interest and other income, net		57
Income before income tax expense		196
Income tax expense		50
Net income	$	146
Other comprehensive income:		
Other comprehensive income		—
Total comprehensive income	$	146

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2024

Balance at January 1, 2024	$	1,667
Net income		146
Balance at December 31, 2024	$	1,813

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Affiliates

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2024

Operating activities:

Net income	$	146
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12
Deferred income taxes		(4)
Change in assets and liabilities:		
Accounts receivable		(7)
Loans receivable from affiliates		(443)
Due from affiliates		(69)
Other assets		(20)
Accounts payable and accrued liabilities		127
Due to affiliates		261
Other liabilities		2
Total adjustments		(141)
Net cash provided by operating activities		5
Net change in cash and cash equivalents		5
Cash and cash equivalents, beginning of year		15
Cash and cash equivalents, end of year	$	20

Supplemental cash and non-cash flow disclosure:

Cash paid for income taxes	$	2

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Texas, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its affiliates, which include NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Affiliates"). All intercompany balances and transactions between the Exchange and its Affiliates have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company held $1 million of these type of investments.

Allowance for Doubtful Accounts

Under ASU 2016-13, *Measurement of Credit Losses on Financial Instruments,* we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 9). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2024.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge

related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2024.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent's consolidated or unitary tax returns to the Exchange's consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash

trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Annual fees are charged based on the number of outstanding shares of the listed exchange traded products at the end of the prior year and recognized as revenue on a pro rata basis over the calendar year. The Exchange's revenue from listings fees for the year ending December 31, 2024 and deferred revenue balance as of December 31, 2024 were de minimis.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

For the year ended December 31, 2024, $120 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $149 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually

and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Recently Adopted Accounting Pronouncements

ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, requires enhanced disclosures primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker and a description of other segment expense details. This standard is effective for our 2024 fiscal year.

We adopted this ASU as of December 31, 2024. We applied the recently adopted pronouncement and expanded our segment disclosures. Refer to Note 9 for more information.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using the Exchange's incremental borrowing rate based on the information available at the lease commencement date. As the rate implicit in the lease is not readily determinable in most of our leases, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

– **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

– **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rata share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $14 million which is included in interest and other income, net on the consolidated statements of comprehensive income for the year ended December 31, 2024. There were no dividends received for the year ended December 31, 2024.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2024 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 790	$ —	Indefinite
Customer relationships	185	(121)	17 years
Trade names	57	—	Indefinite
Total	$ 1,032	$ (121)	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2024, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:		
2025	$	11
2026		11
2027		11
2028		11
2029		11
Thereafter		9
Total	$	64

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2024 were as follows (in millions):

Current:		
Federal	$	40
State and local		14
Total current		54
Deferred:		
Federal		—
State and local		(4)
Total deferred		(4)
Total tax expense	$	50

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2024 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	5
Uncertain tax positions	1
State apportionment changes	(1)
Effective tax rate	26 %

The effective tax rate is higher than the federal statutory rate mainly due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2024 (in millions):

Deferred tax assets:	
Liability reserve	4
Other	2
Total deferred tax assets	$ 6
Deferred tax liabilities:	
Acquired intangible assets	$ (235)
Equity investment	(37)
Total deferred tax liabilities	(272)
Net non-current deferred tax assets/(liabilities)	$ (266)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

For the year ended December 31, 2024 the unrecognized tax benefits increased by $1 million to a total ending balance of $15 million, mainly due to additions based on tax positions related to the current year.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2024, the Exchange recognized $1 million of tax expense for interest and penalties. Accrued interest and penalties were $3 million as of December 31, 2024. Tax years prior to 2015 no longer remain subject to examination.

6. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2024, expenses of $97 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange acts as a routing agent of New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc. by routing orders to other execution

venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2024, revenues of $10 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2024, the Exchange had a $118 million receivable and a $632 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $3 million have been received from affiliates and payments of $18 million have been made to affiliates subsequent to the year ended December 31, 2024.

As of December 31, 2024, the Exchange had a loan receivable from the Parent of $1,011 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2024, interest income of $42 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

As of December 31, 2024, the Exchange had no loan payable to ICE. $10 million was borrowed and repaid in 2024 by Archipelago Securities, LLC and and no amounts were borrowed and repaid in 2024 by Archipelago Trading Services, Inc., affiliates of the Exchange, to fund their operations under a revolving note and cash subordination agreement that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2024, interest expense is de minimis and has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of comprehensive income.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In 2024, the final phase went live. In addition to increased risk in connection with our regulatory obligations, the implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Prior to SEC approval of billing of certain costs to broker-dealers beginning in 2024, funding for the CAT was provided primarily by the SROs, partly in exchange for promissory notes, which increased the risk that SROs, including us, will not be fully reimbursed for costs expended to build and operate the CAT. Due to the replacement of the original plan processor, promissory note impairment charges were recorded in 2019, 2020, and 2023. During the year ended December 31, 2024, total payments to the CAT were $17 million with a net $12 million being recorded to notes receivable in the consolidated balance sheet after a $5 million reserve and provision recorded in professional services in the consolidated statement of comprehensive income.

The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. In addition, there are additional risks to SRO participants

related to regulatory actions or fines in connection with a delay in implementation of the CAT.

CAT began operations in July 2024 and the plan administrator, Consolidated Audit Trail LLC or CAT LLC, started billing the industry participants in September 2024 to provide funding for on-going operating costs and repayment of the SROs' promissory notes. During the year ended December 31, 2024, the Exchange received $2 million from CAT LLC for repayment of promissory notes. As of December 31, 2024, the Exchange has accrued approximately $8 million as a current receivable and $39 million as a non-current receivable.

8.   Regulatory Requirements

The Exchange has two affiliates that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2024 AS and ATS had net capital of $20 million and $5 million, respectively, which was $20 million and $5 million in excess of the net capital requirement, respectively.

9.   Property & Equipment

Components of property and equipment as of December 31, 2024 were as follows (in millions):

Computers and equipment	6
Software, including software development costs	11
Leasehold improvements	10
Furniture and fixtures	1
Right-of-use lease assets	4
	32
Less: accumulated depreciation and amortization	(24)
Total property, plant and equipment at December 31, 2024	$ 8

For the year ended December 31, 2024, depreciation expense was $1 million.

10.   Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2024 were $265 thousand related to the Parent's defined contribution plans.

11. Leases

The Exchange leases office space and recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $1 million of rent expense for office space as rent and occupancy

within the Exchange's consolidated statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset recorded to property and equipment, net, current liability recorded to accounts payable and accrued liabilities, and non-current liability recorded to other non-current liabilities in the consolidated balance sheet are as follows (in millions):

	As of December 31, 2024
Right-of-use lease asset	$ 4
Current operating lease liability	1
Non-current operating lease liability	4
Total operating lease liability	$ 5

As of December 31, 2024, we estimate that our operating lease liability will be recognized in the following years (in millions):

2025	$ 1
2026	1
2027	1
2028	2
2029	—
Thereafter	—
Lease liability amounts repayable	5
Interest costs	—
Total operating lease liability	$ 5

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Segment Reporting

The Company is engaged in a single line of business as a securities exchange. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the

same as those described in the summary of significant accounting policies. The consolidated statement of comprehensive income in the accompanying financial statements presents the segment revenue and significant expenses for the year ended December 31, 2024. The CODM does not review total assets.

Five customers accounted for more than 10% of total revenues less transaction-based expenses in 2024 and substantially all of the Exchange's revenue is from domestic customers.

14. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 23, 2025, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

The ownership structure of NYSE Arca, Inc. is as follows:

1.   Full legal name: NYSE Group, Inc.

2.   Title or status: Delaware corporation

3.   Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4.   Approximate ownership interest: 100%

5.   Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2025

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.



Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 26, 2025

<u>**VIA KITEWORKS**</u>
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Texas was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

[1]   <u>See</u> Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   <u>See</u> Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   <u>See id.</u> at 5, and 82 FR 20671, <u>supra</u> note 1, at 20672.

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
ice.com



INTERCONTINENTAL EXCHANGE, INC.[7] (NYSE: ICE)

Direct subsidiaries of Intercontinental Exchange, Inc.:

- ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
- Interactive Data Holdings Corporation (Refer to page 4 for full structure)
- **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
- Hawk Enterprises 1, Inc.
- Hawk Enterprises 2, LLC
- Securities Evaluations, Inc.[5]
- Intercontinental Exchange Property Protection, Inc.

Subsidiaries of INTERCONTINENTAL EXCHANGE HOLDINGS, INC.

- ICE Data Derivatives, Inc.
  - Intercontinental Exchange Israel Ltd.
  - Super Derivatives (Singapore) Pte. Ltd.
  - Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
  - Super Derivatives UK Limited
- ICE Data Indices, LLC
- ICE 5660, LLC
- ICE 4165, LLC
  - Enterprises Aviation, LLC
- ICE eConfirm LLC
- ICE Brazil Technology, LLC
- ICE Trade Vault, LLC[3]
- Chatham Energy, LLC
- 10531561 Canada Inc.
  - CalRock Brokers Inc.[6, 17]
  - ICE NGX Canada Inc.[3,17]
    - ICE NGX U.S. Inc.
    - Alberta Watt Exchange Ltd.
- DCFB LLC
- ICE Markets Inc.
  - ICE Markets Corporation
- ICE Data Management Group, LLC
- ICE Data Investment Group, LLC
  - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
- ICE U.S. OTC Commodity Markets, LLC
- Bakkt Management Holdings, LLC
- Bakkt Trust Company LLC[22]
- ICE Credit SEF LLC
- ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York, Inc.)
  - ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation, Inc.)
  - eCops, LLC
  - New York Futures Clearing Corporation (Dormant)
  - Commodities Exchange Center (Dormant)
- BRIX Holding Company, LLC
  - ICE Execution Services, LLC (fka Ballista Securities LLC)
- Ballista Holdings, LLC
  - Trebuchet Holdings, LLC
- ICE Middle East Investments, LLC
  - ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
    - ICE Futures Abu Dhabi Limited[2, 3, 12, 19, 21]
- ICE U.S. Holding Company GP LLC
- ICE US Holding Company LP LLC
  - ICE US Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
    - The Clearing Corporation[3] (Dormant)
      - Guaranty Clearing Corporation (Dormant)[3]
    - ICE Clear Credit LLC[3, 5]
    - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
- Radiate, Inc.
- Creditex Group, Inc.
  - Creditex, LLC
    - Creditex Singapore Pte Limited
  - CreditTrade, Inc.
    - ICE Bonds Securities Corporation (fka Creditex Securities Corporation)[4, 5, & 18]
- TradeCapture OTC Holdings, Inc.
  - TradeCapture OTC Corp
    - Tap and Trade, Inc.
- American Financial Exchange Holdings, Inc.
  - American Financial Exchange, LLC
- ICE ETF Hub, LLC
- ICE Swap Trade, LLC[3]
  - ICE Securities Execution & Clearing, LLC[4, 5, 18]
- ICE Credit Hub, LLC
- NYSE Holdings LLC (Refer to Page 2 for full structure)
  - Intercontinental Exchange International, Inc.
    - ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
    - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
    - ICE UK GP, LLC
    - ICE UK LP, LLC
      - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
        - ICE Europe Parent Limited
          - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

KEY TO REGULATED ENTITIES

1. MANITOBA SECURITIES COMMISSION
2. UK FINANCIAL CONDUCT AUTHORITY
3. US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4. US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5. US SECURITIES AND EXCHANGE COMMISSION (SEC)
6. NATIONAL FUTURES ASSOCIATION (NFA)
7. Publicly listed company subject to the rules and requirements of the NYSE and SEC
8. BANK OF ENGLAND (BoE)
9. FCA Regulated Recognised Investment Exchange (RIE)
10. BoE Supervised Recognised Clearing House (RCH)
11. FEDERAL RESERVE BOARD OF GOVERNORS
12. MONETARY AUTHORITY OF SINGAPORE
13. NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14. DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15. ESMA REGISTERED TRADE REPOSITORY
16. AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17. ALBERTA SECURITIES COMMISSION
18. MUNICIPAL SECURITIES RULEMAKING BOARD
19. ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20. MULTISTATE MONEY TRANSMITTER REGULATORS
21. Swiss Financial Market Supervisory Authority (FINMA)

Legend: UNITED STATES | FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





4

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



UNITED STATES | FOREIGN AFFILIATE



ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

UNITED STATES   FOREIGN AFFILIATE